SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number 0-20050

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citizens First National Bank 401(k) & Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Princeton National Bancorp, Inc.

606 South Main Street

Princeton, Illinois 61356

REQUIRED INFORMATION

The Citizens First National Bank 401(k) & Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Citizens First National Bank 401(k) & Profit Sharing Plan

Date: June 28, 2012	By:	/s/ Thomas D. Ogaard
Citizens First National Bank as Plan Sponsor
Name: Thomas D. Ogaard
Title: President and Chief Executive Officer

CITIZENS FIRST NATIONAL BANK 401(K) & PROFIT SHARING PLAN

EXHIBIT INDEX

TO

ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description

23.1	Consent of BKD, LLP

99.1	Financial Statements